K&L Gates llp 925 Fourth Avenue Suite 2900 Seattle, WA 98104-1158 T 206.623.7580 www.klgates.com

June 11, 2009

VIA EDGAR

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	China-Biotics, Inc.
Registration Statement on Form S-1
March 5, 2009
File No. 333-157714

Ladies and Gentlemen:

On behalf of China-Biotics, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filing set forth in the Staff’s letter dated April 3, 2009.  In connection therewith, the Company is hereby filing Amendment No. 1 to Form S-1 (File No. 333-157714). For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the response of the Company. Amendment No. 1 to Form S-1 has also been conformed to include the revisions made to the Company’s Form 10-K for the Fiscal Year Ended March 31, 2008 pursuant to the Staff’s comment letters dated January 30, 2009 and April 6, 2009.

General

1.	Comment:
We note that there are outstanding comments on your Form 10-K for the fiscal year ended March 31, 2008.  Please note that we will not be able to process a request for the acceleration of the effectiveness of the registration statement until all comments on the Form 10-K have been cleared.

Response:	The Company understands that the SEC will not process an acceleration request for the registration statement until all comments on the Form 10-K have been cleared.

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
June 11, 2009

2.	Comment:	It appears that you are an accelerated filer, and as such, you should check the appropriate box on the cover page of your registration statement.

Response:
The Company does not believe that is an accelerated filer.  For the fiscal year ended March 31, 2008, the Company had not been subject to the requirements of section 13(a) or 15(d) of the Exchange Act for a period of at least twelve calendar months.  For the fiscal year ended March 31, 2009, the Company’s public float did not exceed $75 million as of the last business day of the Company’s most recently completed second fiscal quarter.

Prospectus Summary, page 1

3.	Comment:
We note your statement that you expected to pay $25 million in connection with the construction of your new plant in the first calendar quarter of 2009.  As that time period has passed, update this and similar disclosure through out your prospectus.  In this regard, we note identical disclosure on pages 15, 26, 34, 36, and 43.

Response:	The Company has updated the relevant disclosure on pages 1, 15, 26, 34, 36 and 43.

Management, page 44

4.	Comment:	Please update this section to reflect the appointment of Lewis Fan as your new Chief Financial Officer, as announced in your current report on Form 8-K filed March 6, 2009.

Response:	The Company has revised this section on page 44 to reflect the appointment of Lewis Fan as the new Chief Financial Officer.

5.	Comment:
We note you include the biography of Dr. Huang Weida in your Form 10-K/A filed March 20, 2009.  Please include this information in your registration statement as well, or explain why it should not be included.

Response:	Mr. Huang Weida’s biography was not included because he is no longer employed with the Company.

Executive Officer Compensation, page 47

6.	Comment:
Please identify the companies that the Compensation Committee considers in benchmarking executive salaries.  In addition, disclose which "publicly available" compensation data you consider.  See Item 402(b)(xiv) of Regulation S-K and Compliance and Disclosure Interpretations Question 118.05, found at www.sec.gov.

Response:
The Compensation Discussion and Analysis in the Form S-1 filed on March 5, 2009 describes policies that are currently under discussion by the Company, but have not yet been adopted.  Therefore, the Company has significantly revised the Compensation Discussion and Analysis in Amendment No. 1 to Form S-1.  With respect to comment 6, the Company has identified American Oriental Bioengineering, Inc. and Shanghai Bright Dairy & Food as comparable companies for the purpose of setting executive compensation.  The Company has added disclosure with respect to the selection of these companies and how their compensation data is used on page 46 of Amendment No. 1 to Form S-1.

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
June 11, 2009

7.	Comment:
Based on your disclosure, it appears that you base executive compensation decisions, at least in part, on the attainment of certain performance targets by your officers.  Disclose the specific quantitative or qualitative performance facts that your Compensation Committee considers when setting compensation levels.  Further, describe how the Compensation Committee factors the ability or failure to meet these goals into the compensation decision.  If you believe that you are not required to disclose the performance targets because their disclosure would result in competitive harm, please provide us with a detailed analysis supporting your position.

Response:
Please see the Company’s response to comment 6 above regarding the revisions to the Compensation Discussion and Analysis in Amendment No. 1 to Form S-1.  With respect to comment 7, the Company’s Compensation Committee has adopted a policy that it will use the Company’s financial performance for fiscal year 2009 as a baseline to determine its executive officers’ future compensation, including any adjustments to their current salaries in the annual review process.  Other specific performance goals and specific corporate goals and objectives that may be used to set or adjust executive compensation are currently under discussion by the Compensation Committee but have not yet been formally approved.  The Company has revised this disclosure on page 46 of Amendment No. 1 to Form S-1.

8.	Comment:
To the extent you have omitted disclosure of executive compensation solely on the basis that an individual earned less than $100,000, please indicate that fact in a manner comparable to your disclosure in your Form 10-K/A filed March 20, 2009.

Response:	The Company has updated the relevant disclosure on page 47.

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
June 11, 2009

Selling Stockholder, page 49

9.	Comment:
For all entity selling stockholders, disclose the natural persons who have sole or shared voting or investment power over the shares being registered for resale.  See Item 507 of Regulation S-K and Compliance and Disclosure Interpretations Question 140.02, found at www.sec.gov.

Response:	The Company has revised the disclosure for the relevant entity selling stockholders on page 49.

If you have any questions with respect to the foregoing, please feel free to call me at (206) 370-7679.

Sincerely yours,

/s/ Eric Simonson

Eric Simonson

cc:	Song Jinan, China-Biotics, Inc.